UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, March 25, 2024—Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including March 18, 2024, through March 22, 2024, the Company purchased a total of 191,965 shares at an average price of $49.87 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
18-Mar-24	OSE	5,000	49.61	248,039
18-Mar-24	NYSE	33,200	49.63	1,647,782
19-Mar-24	OSE	4,009	49.56	198,691
19-Mar-24	NYSE	34,741	50.16	1,742,588
20-Mar-24	OSE	3,000	49.91	149,736
20-Mar-24	NYSE	35,750	50.03	1,788,708
21-Mar-24	OSE	4,607	50.28	231,636
21-Mar-24	NYSE	33,243	49.94	1,660,009
22-Mar-24	OSE	4,354	49.24	214,384
22-Mar-24	NYSE	34,061	49.64	1,690,941
Period Total	OSE	20,970	49.71	1,042,486
	NYSE	170,995	49.88	8,530,029
	Total	191,965	49.87	9,572,515
Previously Disclosed Buybacks under the Program (Accumulated)	OSE	369,046	44.76	16,517,514
	NYSE	2,256,137	44.66	100,769,150
	Total	2,625,183	44.68	117,286,665
Program Total	OSE	390,016	45.02	17,560,001
	NYSE	2,427,132	45.03	109,299,179
	Total	2,817,148	45.03	126,859,180

The issuer’s holding of own shares: 2,817,148

Following the completion of the above transactions, the Company owned a total of 2,817,148 of its own shares, corresponding to 3.80% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: March 25, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.